E-Mail: mindeglia@spectrumlawgroup.com
File No.: 10064.02

September 28, 2005

VIA EDGAR AND FACSIMILE ONLY
FAX No.: (202) 772-9210

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20459
Mail Stop 0304

Re: Tradequest International, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
SEC File No. 0-27609

Ladies and Gentlemen:

On behalf of our client, Tradequest International, Inc., a Nevada corporation (“Tradequest”), set forth below are Tradequest’s responses to the comments of the staff delivered by way of its letter dated September 27, 2005, numbered in a manner to correspond to the order to which the staff’s comments were delivered.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 5 - Change of Ownership, page 13

1. At the time of the issuance of the 40,278,490 shares of common stock to Loyola Holdings and Margot Hutchinson, the board of directors of Tradequest consisted of Randall K. Read, Karleen Reed, and Ashley Jorgenson, none of whom are currently affiliated with Tradequest. However, current management is informed and believes that the directors of Tradequest at the time of the transaction were looking to raise sufficient capital to satisfy Tradequest’s outstanding liabilities at that time, including amounts owed to Mr. Read. Further, current management is informed and believes that the directors of Tradequest at the time of the transaction were seeking to sell off control of Tradequest.

The directors that which approved the transaction in question had negotiated at arms-length with Loyola Holdings and Margot Hutchinson for the issuance and acquisition of the 40,278,490 shares, and the most that Loyola Holdings and Ms. Hutchinson were willing to pay for the shares was $0.003 per share. Current management is informed and believes that the prior directors determined that $0.003 per share was fair value for the shares and considered the following factors in making such a determination:

•	At the time of the transaction, Tradequest had essentially no assets;
•	At the time of the transaction, Tradequest had no operations;
•	At the time of the transaction, Tradequest had a significant working capital deficit and stockholder’s deficit; and
•	For the periods preceding the transaction, Tradequest had essentially no revenues.

On August 31, 2004, Tradequest’s common stock was quoted at $0.18 per share; however, according to the published reports available on BigCharts.com, the stock only traded 1,200 shares on that day, for a total dollar volume of $216.00. Further, according to BigCharts.com, less than 50,000 shares of Tradequest’s common stock had traded in the entire month of August.

Current management is informed and believes that, based on the arms-length negotiations between Tradequest and the purchasers, the financial condition of Tradequest, and the thinly-traded nature of Tradequest’s common stock, the board of directors of Tradequest determined in good faith that the fair market value of shares of the common stock on the date of the transaction in question was $0.003 per share.

2. At the time of the transaction in question, the major shareholder of Loyola Holdings was not an officer of Tradequest; accordingly, Tradequest did not consider SFAS No. 123 to be applicable to the issuance of shares to Loyola Holdings.

3. Other than her status as a holder of greater than 10% of the common stock of Tradequest from August 2004 to January 2005, Margot Hutchinson has never been a related party of Tradequest. Further, Margot Hutchinson is not a related party to either Loyola Holdings or Lalita Janke. Finally, Ms. Hutchinson has never provided any services to Tradequest.

Item 12. Certain Relationships and Related Transactions

4. Tradequest accounted for the issuance of 4,305,556 shares of common stock to Randall K. Read pursuant to the Release and Indemnity Agreement by crediting Stockholder’s Equity in the amount of $11,840 and debiting General, and Administrative Expense in the amount of $11,840, pursuant to SFAS 123. The value per share was determined at fair value as set forth in Response to Comment #1 above.

5. Tradequest has no obligation to pay the Text Retrieval Systems, Inc. royalty. The rights to the royalty income were assigned directly to Mr. Read, and any payments on the royalty are made by Text Retrieval Systems, Inc. directly to Mr. Read. Since the assignment of this royalty, no amounts have been paid to or are owed to Mr. Read by Tradequest.

Text Retrieval Systems is formerly a subsidiary of Tradequest. According to filings previously made with the SEC, Tradequest spun Text Retrieval Systems off in 1998. There is currently no relationship between Text Retreival Systems and Tradequest at this time.

On behalf of Tradequest, please be advised that Tradequest has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, Tradequest acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Tradequest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to either of the above-referenced filing. You can contact the undersigned at (949) 851-4300. Thank you in advance for your courtesy and cooperation.

Very truly yours,
Spectrum Law Group, LLP

/S/ Marc A. Indeglia

Marc A. Indeglia

MAI:wfr
cc: Tradequest International, Inc.